Exhibit 99.B(g)(4)

EXHIBIT A TO THE CUSTODIAN SERVICES AGREEMENT

DATED NOVEMBER 18, 2008, AS AMENDED

PORTFOLIOS

Motley Fool Great America Fund

Motley Fool Independence Fund

Motley Fool Epic Voyage Fund

Dated: September 14, 2011

THE MOTLEY FOOL FUNDS TRUST		THE BANK OF NEW YORK MELLON

By:	/s/ Peter Jacobstein	By:	/s/ Mary Jean Milner
Name:	Peter Jacobstein	Name:	Mary Jean Milner
Title:	President	Title:	Vice President